UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZipRealty, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98974V107
(CUSIP Number)
Samantha Harnett General Counsel c/o ZipRealty, Inc. 2000 Powell Street, Suite 300 Emeryville, CA (510) 735-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 98974V107

1	NAME OF REPORTING PERSON Charles C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,574 (1)
	8	SHARED VOTING POWER 128,895 (1)
	9	SOLE DISPOSITIVE POWER 1,210,574 (1)
	10	SHARED DISPOSITIVE POWER 128,895 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) As of July 15, 2014, Mr. Baker’s beneficial ownership includes (i) 61,201 shares of common stock held by Mr. Baker in street name, (ii) 128,895 shares of common stock held by Baker Wallace 2001 Trust UAD 7/9/01 Charles Baker and Katherine Wallace Trustees, of which Mr. Baker and his wife are trustees, and (iii) 1,149,373 shares of common stock of the Issuer issuable upon exercise of options held directly by Mr. Baker that are exercisable within 60 days of July 15, 2014.

(2) Based on a total of 21,832,783 shares of common stock outstanding as of July 15, 2014 and assumes the exercise of 1,149,373 options held by the Reporting Person that are exercisable within 60 days of July 15, 2014 but assumes no exercise of any other derivative or convertible securities related to the common stock of the Issuer.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the Reporting Person, beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of ZipRealty, Inc. (the “Issuer”). This Amendment No. 1 supplements the Schedule 13D previously filed on April 28, 2014 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

This Amendment No. 1 is being filed to update the Reporting Person’s disclosures under Items 4, 6 and 7 with respect to Reporting Person’s entry into a Tender and Voting Agreement with the Issuer and Realogy Group LLC (“Realogy”).

Item 4. Purpose of Transaction.

On July 15, 2014, Honeycomb Acquisition, Inc. (the “Purchaser”), Realogy and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $6.75 per share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”). Subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer and subject to the approval of Issuer’s stockholders (if required by applicable law): (i) Purchaser will be merged with and into the Issuer, and Issuer will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned indirect subsidiary of Realogy (the “Merger”); and (ii) each Share outstanding immediate prior to the effective time of the Merger (other than Shares held in treasury or owned by Realogy, Purchaser or any of their subsidiaries or any Shares held by stockholders who validly exercise their appraisal rights) will be converted into the right to receive in cash an amount per share equal to the Offer Price. The purpose of the Offer and the Merger is to enable Realogy to acquire control of the Issuer by acquiring all of the outstanding shares.

Tender and Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, the Reporting Person, Issuer, Realogy and Purchaser entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”).

Pursuant to the Tender and Voting Agreement, the Reporting Person has agreed to validly tender the Shares beneficially owned by him in the Offer, including any additional Shares that he may acquire after the date of the Tender and Voting Agreement. The Reporting Person may not withdraw any Shares tendered in the Offer pursuant to the Tender and Voting Agreement.

In addition, the Reporting Person has agreed, among other things, to (i) be present, in person or by proxy, at any annual or special Issuer stockholder meeting, or any adjournment or postponement thereof and (ii) vote all Shares as to which the Reporting Person has voting power (to the extent such Shares have not been purchased in the Offer): (a) in favor of the adoption of the Merger Agreement; (b) in favor of the approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the meeting is held; (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; (d) against any proposal that would in any respect impede, interfere with or prevent the consummation of the Merger or any other transactions contemplated by the Merger Agreement; and (e) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of the Reporting Person under the Tender and Voting Agreement.

The Reporting Person have also irrevocably appointed Realogy as his attorney-in-fact and proxy for and in his name, place and stead to attend and represent the Reporting Person at all Issuer stockholder meetings, to vote, or issue instructions to the record holder to vote, the Reporting Person’s Shares in accordance with the provisions described above, and to grant or withhold, or to issue instructions to the record holder to grant or withhold, all written consents with respect to such Shares at any Issuer stockholder meeting.

The Reporting Person was not paid any additional consideration other than the consideration contemplated in the Merger Agreement in connection with the execution and delivery of the Tender and Voting Agreement. The purpose of the Tender and Voting Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The description of the Tender and Voting Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Tender and Voting Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 above is incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Tender and Voting Agreement, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed with the SEC on July 15, 2014, File No. 000-51002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2014

By: /c/ Charles C. Baker Name: Charles C. Baker

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